EXHIBIT 99.1

Press Release Dated April 30, 2012, Suncor Energy reports 2012 first quarter results

News Release

FOR IMMEDIATE RELEASE

Suncor Energy reports 2012 first quarter results

All financial information, unless otherwise noted, is unaudited, in Canadian dollars, and has been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain financial measures in this news release – namely operating earnings, cash flow from operations, cash operating costs for Oil Sands and return on capital employed (ROCE) – are not prescribed by GAAP. See the non-GAAP Financial Measures section of this news release. Production volumes are presented on a working-interest basis, before royalties, unless otherwise noted.

Calgary, Alberta (April 30, 2012) – Suncor Energy recorded first quarter 2012 net earnings of $1.457 billion ($0.93 per common share), compared to net earnings of $1.028 billion ($0.65 per common share) for the first quarter of 2011. Return on capital employed for the twelve months ended March 31, 2012 was 14.8%, reaching its highest level since the merger with Petro-Canada, primarily as a result of strong, reliable production and higher average price realizations.

Operating earnings were $1.329 billion ($0.85 per common share) in the first quarter of 2012, compared to $1.478 billion ($0.94 per common share) in the first quarter of 2011. The decrease in operating earnings compared to the first quarter of 2011 was due primarily to lower upstream production volumes, higher royalties and higher depreciation in the Oil Sands segment, partially offset by higher average upstream price realizations.

Cash flow from operations was $2.426 billion ($1.55 per common share) in the first quarter of 2012, compared to $2.393 billion ($1.52 per common share) in the first quarter of 2011. The increase in cash flow from operations was mainly a result of higher upstream price realizations, partially offset by lower production volumes and higher royalties.

Suncor’s total upstream production during the first quarter of 2012 averaged 562,300 barrels of oil equivalent per day (boe/d), compared to 601,300 boe/d during the first quarter of 2011.

Oil Sands production (excluding Suncor’s proportionate share of production from the Syncrude joint venture) contributed an average of 305,700 barrels per day (bbls/d) in the first quarter of 2012, compared with first quarter 2011 production of 322,100 bbls/d. The decrease in Oil Sands production was primarily due to an unplanned outage at Upgrader 2, partially offset by consecutive record production levels in January and February, and the steady ramp up of production from the Firebag Stage 3 expansion. Maintenance to Upgrader 2 was completed and the upgrader returned to normal operations in mid-April.

“The mid-March through mid-April unplanned shutdown of Upgrader 2 was a disappointing setback after so many consecutive quarters of steadily improved operational performance and record-setting production levels,” said Steve Williams, president and chief operating officer. “Be assured that we will learn from this experience as we continue our journey towards operational excellence.”

Cash operating costs for Oil Sands (excluding Syncrude) increased to $38.10 per barrel in the first quarter of 2012, compared to $35.45 per barrel in the first quarter of 2011. The increase in cash operating costs per barrel is primarily a reflection of lower bitumen production volumes from mining and extraction operations as a result of the Upgrader 2 outage.

Suncor Energy 150 6 Avenue S.W. Calgary Alberta T2P 3E3 www.suncor.com

Suncor’s proportionate share of production from the Syncrude joint venture contributed an average of 35,400 bbls/d of production during the first quarter of 2012, compared to 38,500 bbls/d in the same quarter of 2011. Syncrude operated at lower rates for the quarter due primarily to operational issues with a coker unit, which was taken offline during the quarter and successfully restarted in April.

The Exploration and Production segment contributed 221,200 boe/d of production in the first quarter of 2012, compared to 240,700 boe/d in the same period of 2011. The production decrease primarily reflected the divestiture of non-core assets throughout 2011 and the suspension of the company’s operations in Syria as a result of political unrest and international sanctions.

In the company’s downstream Refining and Marketing segment, total refined product sales averaged 80,100 cubic metres per day during the first quarter of 2012, compared to 82,000 cubic metres per day in the first quarter of 2011. The decrease in total refined product sales reflected lower demand in Eastern North America. During the first quarter of 2012, feedstock costs at Suncor’s inland refineries decreased, reflecting market discounts to West Texas Intermediate (WTI).

“Our integrated model helped us capitalize on all aspects of the value chain while softening the impact of volatile market pricing,” said Williams. “Lower prices experienced in our Oil Sands segment have been largely recovered through lower input costs in our Refining and Marketing segment.”

Strategy and Operational Update

Suncor continues to move forward on its growth strategy. Capital spending in the first quarter of 2012 was primarily focused on expansion of the company’s in situ oil sands operations and implementation of new tailings reclamation technology across existing oil sands mining operations.

Construction of the Firebag Stage 3 expansion is essentially complete. Ramp up of production is proceeding in line with expectations. Bitumen production from the company’s Firebag operations averaged 83,600 bbls/d and exited the first quarter of 2012 at approximately 96,000 bbls/d, a 20% increase over the exit rate at the end of 2011. Firebag bitumen production also increased due to infill wells completed in 2011 and optimization of steam generation from Stage 3 facilities across the integrated Firebag complex.

Construction activities at the company’s Firebag Stage 4 expansion project are also proceeding on target. During the first quarter of 2012, the company continued to focus on construction of the two new well pads, central processing facilities and cogeneration units. Initial production is targeted for the first quarter of 2013.

The company expects that the Millennium Naphtha Unit (MNU) project will be fully operational by mid-year. The hydrogen plant portion of the MNU was taken offline to complete modifications in the first quarter of 2012. The company has started commissioning assets associated with the Tailings Reduction Operations (TROTM) infrastructure project and expects to start utilizing these assets in the second quarter of 2012.

During the first quarter of 2012, the company’s Oil Sands Ventures business continued its work on the development plans for the Voyageur upgrader and the Fort Hills mining projects and its support of Total E&P Canada Ltd. on the plan for the Joslyn North mining project. Work on the Voyageur upgrader project focused on validating project scope, developing the project execution plan, engineering and progressing site preparation. Work on the Fort Hills mining project focused on progressing design basis memorandum engineering and site preparation, and procurement for long-lead items. Work on the Joslyn North mining project focused on further design work, drilling and site preparation. In 2013, the company expects to present the development plans for all three projects to Suncor’s Board of Directors for sanctioning. The development of each of these projects remains subject to approval by the joint venture owners of the respective projects.

In the company’s East Coast Canada operations, the extended dockside maintenance program for the Terra Nova Floating Production Storage and Offloading (FPSO) vessel for an estimated 21-week period is scheduled to begin in June 2012. The planned work includes the replacement of the FPSO water injection swivel and the completion of the replacement of subsea infrastructure to remediate hydrogen sulphide issues. For White Rose, the estimated 18-week off-station maintenance program for the FPSO is scheduled to commence in May 2012, primarily to address issues with the FPSO propulsion system.

In the company’s offshore International operations, capital expenditures for the Golden Eagle project focused on detailed engineering and the start of construction of topsides and platform jackets. In April, the company commenced drilling the second appraisal well for the Beta discovery.

In other International operations, Suncor’s joint venture partner, Harouge Oil Operations BV, has successfully restarted production in all major fields in Libya. Production from Libya averaged 39,200 bbls/d during the first quarter of 2012. Suncor is currently engaged in discussions with the National Oil Corporation with respect to the impact of the force majeure period on the company’s contractual obligations for its production and development activities in Libya. In December 2011, the company declared force majeure under its contractual obligations in Syria due to political unrest and international sanctions affecting that country. As a result, the company recorded no production from Syria in the first quarter of 2012.

As Suncor invests in its growth strategy, managing debt and maintaining a strong balance sheet remain priorities. Net debt was reduced to just below $6 billion at March 31, 2012, compared to $7 billion at December 31, 2011.

In February, Suncor announced a plan to repurchase up to $1 billion of its common shares, continuing the program to return value to shareholders that saw the company repurchase $500 million of its common shares in 2011. As at April 27, 2012, the company had repurchased an additional 9.8 million common shares and returned $317 million to shareholders in 2012. The company also announced today that its Board of Directors approved an 18% increase to Suncor’s quarterly dividend to $0.13 per common share, from the previous level of $0.11 per share. The five-year compound annual growth rate of Suncor’s dividends is 21%.

As announced on December 1, 2011, Rick George, the company’s current chief executive officer (CEO) is retiring effective May 1, 2012. Suncor President and Chief Operating Officer Steve Williams will succeed him as CEO. Mr. Williams joined Suncor in 2002 as executive vice president, Corporate Development and chief financial officer. He served as executive vice president, Oil Sands for four years where he was responsible for leading Suncor’s oil sands operations through a significant period of growth.

“While it’s hard to leave all my friends and colleagues, I do so with a tremendous amount of pride in what we have built together over the past two decades and a sense of excitement about the future of this great company,” said George. “Steve and his leadership team know this company, and this industry, from the inside out, and I can’t think of a team better equipped to face both the challenges and tremendous opportunities that lie ahead. They also have the support of dedicated employees who continue to serve Suncor and its shareholders extremely well.”

Corporate Guidance

Suncor has revised the corporate guidance that it previously issued on February 1, 2012. Total production guidance remains unchanged. The key changes in the company’s guidance presented below include:

•                  The decrease for the realization on the Oil Sands crude sales basket reflects increased crude oil supply out of Western Canada and the Bakken region of the United States. Suncor’s integration with inland refineries in the Refining and Marketing segment is expected to recover much of this decline in crude price realization through lower feedstock costs.

•                  The shift in sales mix from 38% sweet synthetic crude oil (SCO) to 35% sweet SCO and the related increase in sales mix of sour SCO from 52% to 55% reflects the impacts of the unplanned upgrader outage over the first and second quarters of 2012.

•                  Outlook assumptions for the WTI price were increased to US$95 per barrel from US$90 per barrel and for the AECO-C spot price were decreased to Cdn$2.43 per gigajoule from Cdn$4.09 per gigajoule.

	2012 Full Year Outlook February 1, 2012	2012 Full Year Outlook Revised April 30, 2012	Actual Three Months Ended March 31, 2012
Suncor Total Production (boe/d)	530,000 – 580,000	530,000 – 580,000	562,300
Oil Sands(1) (bbls/d)
Sales
Synthetic crude oil	299,000 – 327,000	299,000 – 327,000	305,300
Diesel	10%	10%	11%
Sweet	38%	35%	29%
Sour	52%	55%	60%
Bitumen	26,000 – 28,000	26,000 – 28,000	27,500
Realization on crude sales basket	WTI @ Cushing less Cdn$4.00 to Cdn$5.00 per barrel	WTI @ Cushing less Cdn$10.00 to Cdn$15.00 per barrel	WTI @ Cushing less Cdn$12.12 per barrel

(1)                                  Excludes Suncor’s proportionate share of production and operating costs from the Syncrude joint venture.

For further details regarding Suncor’s 2012 corporate guidance, see www.suncor.com/guidance.

Advisories, Assumptions and Risk Factors

The Strategy and Operational Update and Corporate Guidance discussions above contain forward-looking information that is subject to a number of risks and uncertainties, many of which are beyond Suncor’s control, including those outlined below. See also the Legal Advisory – Forward-Looking Information section of this news release for the additional risks and assumptions underlying this forward-looking information.

Assumptions for the 2012 Full Year Outlook are available on Suncor’s website. Assumptions for the Oil Sands and Syncrude 2012 Full Year Outlook include those relating to reliability and operational efficiency initiatives that we expect will minimize unplanned maintenance in 2012. Assumptions for the

North America Onshore, East Coast Canada, and International 2012 Full Year Outlook include those relating to reservoir performance, drilling results, facility reliability, and successful execution of planned maintenance events. Factors that could potentially impact Suncor’s 2012 Full Year Outlook include, but are not limited to:

•                  Bitumen supply. A temporary decline in bitumen ore grade quality that is expected to impact mining operations until the start of the fourth quarter of 2012. In addition, bitumen supply may be dependent on unplanned maintenance of mine equipment and extraction plants, tailings storage and in situ reservoir performance.

•                  Performance of recently commissioned facilities. Production rates while new equipment is being brought into service are difficult to predict and can be negatively impacted by unplanned maintenance. Sweet SCO production levels from Oil Sands may be dependent on successful commissioning of the MNU.

•                  Unplanned maintenance. Production estimates could be negatively impacted if unplanned work is required at any of our mining, production, upgrading, refining, pipeline, or offshore assets.

•                  Planned maintenance events. Production estimates could be negatively impacted if planned maintenance events – such as those currently planned in 2012 for Oil Sands operations and in Exploration and Production for the extended off-station maintenance programs for Terra Nova and White Rose – are affected by unexpected events or not executed effectively.

•                  Commodity prices. Declines in commodity prices may alter our production outlook and/or reduce our capital expenditure plans.

•                  Foreign operations. Suncor’s foreign operations and related assets are subject to a number of political, economic and socio-economic risks.

Additional assumptions for the 2012 Full Year Outlook can be found at www.suncor.com/guidance, which assumptions are herein incorporated by reference.

Non-GAAP Financial Measures

All financial information, unless otherwise noted, has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board, within Part 1 of the Canadian Institute of Chartered Accountants Handbook, which is within the framework of International Financial Reporting Standards (IFRS).

Certain financial measures in this news release – namely operating earnings, cash flow from operations, cash operating costs for Oil Sands and return on capital employed (ROCE) – are not prescribed by GAAP. Operating earnings and Oil Sands cash operating costs are defined in the Non-GAAP Financial Measures Advisory section of Suncor’s Management’s Discussion and Analysis dated April 30, 2012 (the MD&A) and reconciled to GAAP measures in the Segment Results and Analysis section of the MD&A. Cash flow from operations and ROCE are defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of the MD&A.

These non-GAAP financial measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. These non-GAAP financial measures are included because management uses the information to analyze operating performance, leverage and liquidity, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking statements and other information based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its experience and its perception of historical trends, including: expectations and assumptions concerning the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and other information that address expectations or projections about the future, and other statements and information about Suncor’s strategy for growth, expected and future expenditures, commodity prices, costs, schedules, production volumes, operating and financial results and expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “guidance”, “anticipated”, “estimated”, “plans”, “scheduled”, “belief”, “projects”, “could”, “outlook”, “target”, “objective”, and similar expressions.

Forward-looking statements in this news release include references to: the plan for initial production in the first quarter of 2013 at Suncor’s Firebag Stage 4 expansion project; the expectation that the MNU project will be fully operational by mid-year; Suncor’s plans to utilize TROTM assets in the second quarter of 2012; the expectation that Suncor will present the development of the Voyageur upgrader and Fort Hills mining projects and Joslyn North mining project to Suncor’s Board of Directors for sanctioning in 2013; and maintenance work and schedules relating to same for Suncor’s East Coast Canada operations.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Additional risks, uncertainties and other factors that could influence financial and operating performance of all of Suncor’s operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates; fluctuations in supply and demand for Suncor’s products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition of taxes or changes to fees and royalties, and changes in environmental and other regulations; the ability and willingness of parties with whom we have material relationships to perform their obligations to us; the occurrence of unexpected events such as fires, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor’s information systems by computer hackers or cyberterrorists, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; our ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor’s reserves, resources and future production estimates; market instability affecting Suncor’s ability to borrow in the capital debt markets at acceptable rates; maintaining an optimal debt to cash flow ratio; the success of the company’s risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws; risks and uncertainties associated with closing a transaction for the purchase or sale of an oil and gas property, including estimates of the final consideration to be paid or received, the ability of counterparties to comply with their obligations in a timely manner and the receipt of any required regulatory or other third-party approvals outside of Suncor’s control that are customary to transactions of this nature; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

The MD&A and Suncor’s Annual Information Form/Form 40-F dated March 1, 2012, Annual Report to Shareholders and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150

6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of one barrel to six thousand cubic feet. Any figure presented in boe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or NGL to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the wellhead.  Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Suncor Energy is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy please visit our web site at www.suncor.com.

A full copy of Suncor’s first quarter 2012 Report to Shareholders and the financial statements and notes (unaudited) can be downloaded at www.suncor.com/financialreporting.

To listen to the conference call discussing Suncor’s first quarter results, visit www.suncor.com/webcasts.

Investor inquiries:

800-558-9071

invest@suncor.com

Media inquiries:

403-296-4000

media@suncor.com